Exhibit 99.1

Robot Consulting Announces Receipt of Nasdaq Delisting Determination and Request to Appeal such Determination Before a Hearings Panel

Tokyo, Japan – October 24, 2026 – Robot Consulting Co., Ltd. (Nasdaq: LAWR) (“Robot Consulting” or the “Company”), a Japanese platform service provider focusing on human resource solutions and legal technology, announced it has received a delisting determination from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company of the Staff’s determination to delist the Company’s American Depository Shares (“ADSs”) pursuant to Nasdaq Listing Rules 5101 and IM-5101-4.

The Staff’s determination is based on concerns regarding historical trading activity in the Company’s securities and Nasdaq’s belief that certain factors may have made the Company’s securities susceptible to manipulation by third parties.

Nasdaq Listing Rule IM-5101-4 allows Nasdaq “to exercise discretion to delist a company from Nasdaq based on the potential for one or more third parties to engage in misconduct impacting a company’s securities where the [U.S. Securities and Exchange Commission] has implemented a temporary trading suspension.” Nasdaq has articulated its belief that the ability for third parties to manipulate a security’s price indicates that the security does not have sufficient liquidity to promote fair and orderly markets and, therefore, delisting is consistent with the protection of investors and the public interest.

The Company has appealed the Staff’s determination to a Hearings Panel (the “Panel”) on October 23, 2026. As a result of the appeal, the suspension of the Company’s securities and the filing of the Form 25-NSE by Nasdaq with the U.S. Securities and Exchange Commission (the “SEC”) will be stayed pending the Panel’s review and decision, although the existing trading halt will remain in effect unless and until it has been lifted by Nasdaq.

To date, Nasdaq has not claimed or communicated a view that there has been any wrongdoing by the Company, whether in regard to Nasdaq’s investigation of the recent trading activity of the Company’s securities or otherwise. The delisting determination does not have any immediate effect on the Company’s ongoing business operations or financial condition, and the Company will continue to conduct its business in the ordinary course.

About Robot Consulting Co., Ltd.

Robot Consulting Co., Ltd. is a Japanese platform service provider focusing on human resource solutions with an intention to expand into legal technology. The Company’s major product, “Labor Robot,” is a cloud-based human resource management system that helps users track employee attendance, manage sales orders, and journalize accounting items. Robot Consulting also assists users with grant and subsidy applications and provides consulting and support services for digital transformation to small and medium-sized businesses. Robot Consulting also aims to create more software and services related to digital transformation and legal technology. The Company has launched “Robot Lawyer,” a platform that provides preliminary legal consultation resources to individuals and small businesses, particularly with respect to defamatory online posts or other reputational harm. For more information, visit www.robotconsulting.net.

Forward-Looking Statements:

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

Investor Contact:

Robot Consulting Co., Ltd.

ir@robotconsulting.net